EXHIBIT 99.1 ASX ANNOUNCEMENT (ASX: NVX)

NASDAQ Notice of Minimum Bid Price Deficiency

Chattanooga, TN (USA), 18 March 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), advises that it has today received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (Nasdaq) that the Company is not in compliance with the minimum bid price requirement set out in the Nasdaq Listing Rules.

The notice states that, for the previous 30 consecutive business days, the closing bid price of the Company’s American Depositary Receipts (ADRs) listed on the Nasdaq has been below the minimum requirement of US$1.00 per ADR.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days from the date of the notice to regain compliance (compliance period). To regain compliance, the closing bid price of the Company’s ADRs must be at least US$1.00 per ADR for a minimum of 10 consecutive business days during the compliance period.

The notice has no immediate effect on the listing of the Company’s ADRs on Nasdaq. The Company’s ADRs will continue to trade on Nasdaq during the compliance period. The Company’s ordinary shares listed on the ASX are not affected.

The Company is currently considering available options to regain compliance with the Nasdaq minimum bid price requirement and will continue to monitor the bid price of its securities. The Company will keep the market informed of any material developments.

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1 ASX ANNOUNCEMENT (ASX: NVX)

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the creation and development of new technology, anticipated scaling and production capacity at its facilities, anticipated customer demand, our market position, revenue streams, and ability to execute on long-term objectives, our anticipated competitive position, the impacts of economic uncertainty, tariffs, duties, and other legislation on our timely achievement of targets and customer milestones, our ability to obtain or maintain and benefit from additional government funding and other support, our expectations of the impact of the antidumping and countervailing duty determinations, tariffs that may or may not be imposed on China and/or other countries, and efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance,

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1 ASX ANNOUNCEMENT (ASX: NVX)

or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com